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================================================================================
                                                                       EXHIBIT 2
[REPRESENTATION OF LOGO]
   ------------
       ECI
   ------------
     TELECOM
================================================================================


                ECI TELECOM ANNOUNCES FIRST QUARTER 2003 RESULTS


--------------------------------------------------------------------------------

PETAH TIKVA, ISRAEL, May 14, 2003, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $118.7 million compared to $149.2 million in the fourth quarter of 2002 and $175.4 million recorded in the first quarter of 2002. Gross profit was $48.7 million, or 41.0% of revenues, compared to gross profit of $67.0 million or 44.9% in the fourth quarter of 2002 and $64.0 million, or 36.5% of revenues in the first quarter of 2002. Operating expenses were $54.2 million compared to $69.9 million in the fourth quarter of 2002 and $68.6 million in the first quarter of last year. The operating loss for the first quarter of 2003 was $5.6 million compared to an operating loss of $2.9 million in the fourth quarter of 2002 and $4.6 million in the first quarter of last year. The net loss was $7.8 million, or $0.07 per share compared to a net loss of $7.0 million or $0.06 per share in the fourth quarter of 2002 and a net loss of $52.1 million, or $0.52 per share for the first quarter of last year.

First quarter 2003 results include a loss from discontinued operations of $2.1 million, while first quarter 2002 results include a $51.4 million loss from discontinued operations, impairment of related goodwill, and the cumulative effect of an accounting change, net of tax. Fourth quarter 2002 results include a $1.5 million provision for impairment of assets and a $2.3 million loss from discontinued operations.

During the quarter, the Company continued to generate positive cash flow from operations. At the end of the quarter, cash, cash equivalents, short-term investments and deposits exceeded bank debt by $150 million compared to $133 million at the end of the fourth quarter. Inventories and trade receivables declined and the Company repaid another $47 million of bank debt included as short term bank debt on our balance sheet.

The INOVIA BROADBAND ACCESS DIVISION recorded revenues of $50.8 million compared to $52.0 million in the fourth quarter of 2002 and $67.5 million in the first quarter of last year. Operating income rose to $5.6 million compared to $1.8 million in the fourth quarter of last year and $0.3 million in the first quarter of last year due to improved gross margins as well as lower operating expenses. The Division started a pilot project for fiber to the curb at a major European carrier and received an initial order from a large Latin American Carrier. It also began commercial deployment of its miniRAM, small footprint DSLAM.

The LIGHTSCAPE OPTICAL NETWORK DIVISION (which includes Enavis) recorded revenues of $42.4 million compared to $51.7 million in the fourth quarter of last year and $64.0 million in the first quarter of last year. The operating loss was $6.3 million compared to an operating loss of $8.6 million in the fourth quarter of 2002 and an operating loss of $2.2 million in the first quarter last year. The Division's results reflect the continuing weakness in the optical networks market. During the quarter the Division was awarded a $5.7 million contract from Globe Telecom in the Philippines. The contract is noteworthy in that it includes both the XDM and the T::DAX platforms. The Division also received follow-on orders from a North American carrier whose initial order was received in the fourth quarter of 2002. Lightscape Optical Networks Division is shipping version 3 of the XDM MSPP which includes Gigabit Ethernet interfaces and enhanced SONET support.

OTHER BUSINESSES
ECtel (NASDAQ: ECTX), in which ECI held a 59% stake as of March 31, 2003, reported first quarter results on April 30, 2003. ECtel reported revenues of $15.2 million compared to $24.1 million in the fourth quarter of 2002 and $23.1 million in the first quarter of 2002. Its net loss was $3.8 million compared to a net profit of $4.4 million in the fourth quarter of 2002 and $4.1 million for the first quarter of last year. ECtel experienced a significant decline in revenues particularly in Asia as well as generally in the government sector. ECtel stated its belief that uncertain geopolitical conditions during the quarter contributed to the decline.

Sales to VERAZ NETWORKS totaled $8.7 million. As previously announced, ECI's NGTS subsidiary was spun off on December 31, 2002 and combined with NexVerse Networks to form privately held Veraz Networks of which ECI holds 43%. ECI manufactures and sells DCME (digital circuit multiplication equipment) and Voice over IP products to Veraz for resale.

Just after the close of the quarter, ECI reported that it had completed the sale of its InnoWave subsidiary to Alvarion Networks for total consideration of over $20 million. InnoWave's results are included this quarter for the last time and shown as "discontinued operations."

Commenting, Doron Inbar, President and CEO said, "Revenues from our core businesses were in line with our expectations, despite the continuing weakness in the telecommunications industry. We were particularly pleased with the results at our Inovia Broadband Access Division which was able to record strong operating profits as a result of improved gross margins and reduced operating expenses. These improvements compensated somewhat for the shortfall at ECtel. Our total revenues were also affected by the impact of the previously described spinoff of our NGTS subsidiary which combined with NexVerse to form Veraz Networks.

"We have achieved our target of exiting non-core activities and are now clearly focused on our two primary business areas: Broadband Access and Optical Networks, two areas which we believe hold strong long term potential for us. We continue to maintain a strategy of financial prudence as we reduce operating expenses and continue to generate positive cash flow. At the same time, an important part of our strategy is our continued investments in R&D and the expansion of our market presence. We believe these investments will allow us to emerge from the industry crisis as a stronger and better positioned Company."

Separately, ECI announced today that Shlomo Dovrat has been named Chairman of the Board of ECI, replacing David Ball who is stepping down. David Ball will remain an advisor to the Board. Krish Prabhu has been named Vice Chairman of the Board.

A conference call to discuss ECI Telecom's results will take place on Thursday, May 15th at 8:30am EST.

To access the conference call, please dial one of the following numbers:
US:(888) 428-4473, International:  (612) 338-9017, Israel: 1800-260-789 or
03-9255910.

A replay option will be available after the conference call, from 12:00 pm EST on May 15th, 2003, through May 22nd, 2003, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 683817. Israel:
03-9255951.

A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.


ABOUT ECI TELECOM
ECI Telecom provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the slowdown in expenditures by telecom service providers, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, as well as risks related to operations in Israel, fluctuations in quarterly and annual results of operations and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share figures)


                                                                                                       THREE MONTHS
                                                                     THREE MONTHS ENDED                    ENDED
                                                                           MARCH 31,                   DECEMBER 31,
                                                               --------------------------------       --------------
                                                                   2003               2002                2002
                                                               -------------      -------------       --------------
Revenues                                                           $118,671           $175,409             $149,203
Cost of revenues                                                     69,242            108,315               79,850
Royalties to the government of Israel                                   775              3,124                2,334
                                                               -------------      -------------       --------------
Gross profit                                                         48,654             63,970               67,019
Research and development costs, net                                  19,472             24,731               23,582
Selling and marketing expenses                                       21,793             28,734               29,739
General and administrative expenses                                  12,179             14,696               14,625
Amortization of acquisition-related
 intangible assets                                                      792                440                  440
Impairment of assets                                                      -                  -                1,525
                                                               -------------      -------------       --------------
Operating loss                                                       (5,582)            (4,631)              (2,892)
Financial income (expenses), net                                       (441)               942                1,010
Other income (expenses), net                                           (234)            10,481                 (692)
                                                               -------------      -------------       --------------
Income (loss) from continued operations
 before taxes on income                                              (6,257)             6,792               (2,574)
Taxes on income                                                        (597)            (4,556)                (153)
                                                               -------------      -------------       --------------
Income (loss) from continued operations
 after taxes on income                                               (6,854)             2,236               (2,727)
Company's equity in results of
 investee companies - net                                            (1,061)              (800)              (1,129)
Minority interest in results of
 subsidiaries - net                                                   2,229             (1,518)                (841)
                                                               -------------      -------------       --------------
Loss from continued operations                                       (5,686)               (82)              (4,697)

Loss on discontinued operations, including
impairment of related goodwill,   net of tax                         (2,120)           (51,438)              (2,318)
Cumulative effect of an accounting change, net                            -               (550)                   -
                                                               -------------      -------------       --------------
Net Loss                                                             (7,806)           (52,070)              (7,015)
                                                               =============      =============       ==============
BASIC AND DILUTED LOSS PER SHARE
Continuing operations                                                $(0.05)            $(0.00)              $(0.04)
Discontinued operations                                              $(0.02)            $(0.51)              $(0.02)
Cumulative effect of an accounting change                                 -             $(0.01)                   -
                                                               -------------      -------------       --------------
                                                                     $(0.07)            $(0.52)              $(0.06)
                                                               =============      =============       ==============
Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands                                  107,585            100,430              107,372
                                                               =============      =============       ==============

                                    TABLE - 2
                                   ECI TELECOM
                                      LTD.
                                       AND
                                  SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                   March 31,           December 31,
                                                                    2003                   2002
                                                              -----------------      -----------------
Assets
CURRENT ASSETS
Cash and cash equivalents                                              310,657                356,649
Short-term investments                                                  17,367                  6,840
Trade Receivables                                                      196,993                207,315
Other receivables and prepaid expenses                                  28,145                 28,543
Assets- discontinued operations                                         17,357                 20,648
Recoverable costs and estimated
 earnings, not yet billed                                               13,514                 13,690
Inventories                                                            144,084                149,747
                                                              -----------------      -----------------
Total current assets                                                   728,117                783,432
                                                              -----------------      -----------------
Long-term receivables, investments and
long-term
deposits -net of current maturities                                    175,902                175,158
                                                              -----------------      -----------------
Property, plant and equipment                                          133,601                138,587
                                                              -----------------      -----------------
Software development costs, net                                         18,959                 20,082
                                                              -----------------      -----------------
Other assets                                                            37,601                 37,840
                                                              -----------------      -----------------
Total assets                                                         1,094,180              1,155,099
                                                              =================      =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
------------------------------------
Short-term bank loans                                                  183,185                230,012
Trade payables                                                          49,167                 41,221
Other payables and accrued liabilities                                 124,195                133,826
Liabilities- discontinued operations                                     8,857                 12,148
                                                              -----------------      -----------------
Total current liabilities                                              365,404                417,207
                                                              -----------------      -----------------
Long-term liabilities
------------------------------------
Other liabilities                                                        8,273                  8,379
Liability for employee severance benefits -                             25,602                 26,357
net
                                                              -----------------      -----------------
Total long-term liabilities                                             33,875                 34,736
                                                              -----------------      -----------------
Minority Interest                                                       54,598                 56,756
                                                              -----------------      -----------------
Shareholders' equity
------------------------------------
Share capital                                                            6,156                  6,152
Capital surplus                                                        658,756                658,425
Accumulated other
 comprehensive income                                                    (458)                (1,832)
Retained earnings                                                     (24,151)               (16,345)
                                                              -----------------      -----------------
Total shareholders' equity                                             640,303                646,400
                                                              -----------------      -----------------

Total Liabilities and shareholders' equity                           1,094,180              1,155,099
                                                              =================      =================


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